UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 22, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nash Finch Company
Full Name of Registrant

Former Name if Applicable

7600 France Avenue South
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55435
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b–25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nash Finch Company (the “Company”) has previously announced a delay in the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended October 5, 2002, and its Annual Report on Form 10-K for the fiscal year ended December 28, 2002.  The Company accordingly filed a Notification of Late Filing on Form 12b-25 on November 20, 2002 and March 28, 2003.

The Company has also previously reported that it had received a Nasdaq staff determination that its securities were subject to delisting from the Nasdaq National Market because of the delay in filing its third quarter 2002 Form 10-Q, and that the Nasdaq Listing Qualifications Panel (the “Nasdaq Panel”) agreed to extend the deadlines for the filing of the Company’s third quarter 2002
Form 10–Q, 2002 Form 10-K and first quarter 2003 Form 10-Q until May 15, 2003, May 30, 2003 and June 9, 2003, respectively.

Also as previously announced, the Company obtained amendments to both the Indenture for its 8½% Senior Subordinated Notes due 2008 and its bank credit facility to extend the deadlines by which the Company is to submit its fiscal 2002 audited financial statements to the lenders and to file its periodic reports for the third quarter of 2002, fiscal 2002 and the first quarter of 2003.  These extended deadlines are the same as or later than the extended Nasdaq deadlines described above.

On March 14, 2003, the Company reported that its Audit Committee had engaged Ernst & Young LLP (“Ernst & Young”) as the principal accountant to audit the Company’s financial statements, beginning with its financial statements for the fiscal year ending December 28, 2002.

While the Company expects that it will file its Form 10-Q for the third quarter 2002, its Form 10-K for fiscal 2002 and its Form 10-Q for the first quarter 2003 on or before the respective dates specified by the Nasdaq Panel, it will not be able to file its Form 10-Q for the first quarter 2003 (the twelve week period ended March 22, 2003) within the time period prescribed by General Instruction A to Form 10-Q because it has not yet completed the interim financial statements to be included in such report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert B. Dimond	(952)	832-0534
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
Quarterly Report on Form 10-Q for the sixteen weeks ended October 5, 2002; Annual Report on Form 10-K for the fiscal year ended December 28, 2002

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has not yet completed its financial statements for the first quarter of 2003, the results will be affected by $2.5 million ($1.5 million net of tax) in previously disclosed fees paid during the first quarter of 2003 to the holders of its 8½% Senior Subordinated Notes due 2008 in consideration for the amendment to the Indenture described earlier.

Nash Finch Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 7, 2003	By	/s/ Robert B. Dimond
		Name	Robert B. Dimond
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).